SEC
SEC



22003366

ANNUAL REPORTS
FORM X-17A-5✻
PART III

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SEC FILE NUMBER
8-34069

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SF Investments, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

799 Central Ave. Suite 350

(No. and Street)

Highland Park	**IL**	**60035**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Just	**847-926-5724**	**gjust@sfinv.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries

(Name – if individual, state last, first, and middle name)

4601 DTC Blvd. Suite 700	**Denver**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

349

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Daniel Shapiro _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SF Investments, Inc. _____ , as of 12/31 _____ , 2021 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

CEO

Rosina R. Mahabeer
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD · SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SF Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SF Investments, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as SF Investments, Inc.'s auditor since 2017.

Denver, Colorado
February 25, 2022



SF Investments, Inc.

Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	851,735
Receivable from and deposit with clearing broker-dealer		1,003,831
Accounts receivable from affiliates		646,458
Lease Right of Use Asset		1,191,138
Other assets		16,099
Total assets	$	3,709,261

Liabilities and Stockholders' Equity

Liabilities

Accounts payable	$	78,548
Lease Liability		1,332,643
Loans Payable		-
Total liabilities		1,411,191

Stockholders' equity

Common stock, $1 par value, 25,200 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	1,013,445
Retained earnings	1,274,625
Total stockholders' equity	2,298,070
Total liabilities and stockholders' equity $	3,709,261

See Notes to Financial Statements

Note 1. Nature of Organization and Significant Accounting Policies

SF Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides brokerage services to retail and institutional customers located throughout the United States. Customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Basis of presentation: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are highly liquid investments with original maturities of less than three months at the date of acquisition.

Securities owned: Securities owned are recorded on trade date and valued at fair value based on quoted market prices. The resulting realized gains and losses and change in unrealized gains and losses are reflected in net trading gains and losses on the statement of operations. Dividend income is recorded on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Accounts receivable from affiliates: Amounts receivable include, among other things, notes receivable due from employees and from affiliated companies (see Note 5). Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. The allowance for doubtful accounts is based primarily on historical collection experience and continued employment. As of December 31, 2020, no allowance has been recorded.

Leasehold improvements: Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of the lease.

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Rebates: The Company earns rebates from clearing broker for excess on deposits. Rebates are included in other income and recognized when earned and determinable.

Income taxes: The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay any federal corporate income taxes. Instead, the stockholders are liable for federal income taxes on their respective shares of the Company's taxable income. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements. The Company, however, is subject to the Illinois replacement tax.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain tax positions through December 31, 2021.

The Company is generally not subject to examination by U.S. Federal and state tax authorities for tax years before 2018.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

SF Investments, Inc.

Notes to Financial Statements

Note 2.   Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following summarizes the Company's assets accounted for at fair value at December 31, 2021 using the fair value hierarchy:

Description	Level 1
Cash and cash equivalents	
Bank Deposits	$ 851,735
Receivable from and deposit with clearing broker-dealer	
Liquid Insured Deposits	1,003,831
Securities owned	
Equity securities	-
	$ 1,855,566

Securities owned traded on a national securities exchange, or reported on the NASDAQ national market, are stated at the last sales price on the day of the valuation. Money market mutual funds are valued based on the net asset value per share on the day of valuation. These financial instruments are classified within Level 1 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Note 3.   Receivable from and Deposit with Clearing Broker-Dealer

Amounts receivable from and deposit with clearing broker-dealer at December 31, 2021, include $903,401 of cash that has been swept into FDIC insured bank deposits and $100,000 which is a required clearing deposit. The FDIC insured bank deposits, also referred to as Liquid Insured Deposits (LIDs), are swept into money market deposit accounts at participating FDIC insured program banks.

Note 4.   Common Stock

The Company has two classes of common stock. There are 200 shares of Class A voting common stock authorized and 100 shares issued and outstanding at December 31, 2021. There are also 25,000 shares of Class B non-voting common stock authorized, of which 9,900 shares are issued and outstanding.

SF Investments, Inc.

Notes to Financial Statements

Note 5. Related-Party Transactions

Accounts receivable from affiliates include $509,583 of reimbursements for salary, bonuses, legal fees and various other operating expenses from various entities affiliated through common control.

The Company, being the paymaster for affiliates New Vernon Wealth Management and New Vernon Investment Management, entered into an expense sharing agreement with these entities in 2015. The Company provides administrative brokerage services to New Vernon Wealth Management LLC, an entity affiliated by common ownership.

Accounts receivable from affiliates also includes $136,875 of advances made to various employees of the Company.

Note 6. Employee Benefit Plan

The Company has a defined contribution plan covering all eligible employees, as defined under Section 401(k) of the Internal Revenue Code.

Note 7. Commitments and Contingencies

The Company signed a new office lease in 2020. From February through December there was an abatement of base rent, common area expenses and real estate taxes.

Occupancy expense for the year ended December 31, 2021, which includes real estate and common area maintenance charges, was $205,864. Ninety-five percent of all rental space expenses are allocated to affiliate New Vernon Wealth Management LLC.

The Company adopted the new guidance for leases under FASB Accounting Standards Update 2016-02, Leases (Topic 842) prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in the operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liability is shown as finance lease payable in the statement of financial condition.

A ROU Asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

SF Investments, Inc.

Notes to Financial Statements

Note 7. Commitments and Contingencies (continued)

Supplemental Statement of Financial Condition at December 31, 2021, relating to leases was as follows:

Operating Leases:		
Right of use assets	$	1,475,792
Accumulated amortization	$	(284,654)
Right of use assets, net	$	1,191,138
Operating lease liabilities	$	1,332,643

Weighted Average Remaining Lease Term	
Operating Lease	8 years
Weighted Average Discount	
Operating Lease	1.18%

Maturities of lease liabilities on December 31, 2021, were as follows:

Year	Operating Lease
2022	162,978
2023	166,220
2024	169,569
2025	172,972
Thereafter	727,163
Total lease payments	$ 1,398,902
Less Interest	$ (66,259)
	$ 1,332,643

SF Investments, Inc.

Notes to Financial Statements

Note 8. New Accounting Pronouncements

The FASB issued new guidance (ASC 606) relating to revenue recognition which became effective January 1, 2018. There are now five steps to be considered and evaluated to determine when revenue is recognized; (i) identify the contract with the customer, (ii) identify the performance obligation, (iii) determine the transaction price, (iv) allocate the transaction price amongst the performance obligation in the contract and (v) recognize revenue when the performance obligation is satisfied. Upon adoption of ASC 606, the company used the modified retrospective method and the impact was immaterial on the financial statements.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications. The Company expects the risk of loss to be remote.

Note 10. Off-Balance-Sheet Risk and Concentration of Credit Risk

Customers' securities transactions are introduced to and cleared through the Company's clearing broker-dealer. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker-dealer, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker-dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in its trading accounts at its clearing broker-dealer and in bank deposit accounts. The cash in bank deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

Note 11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $1,616,876, which was $1,516,876 in excess of its required net capital of $100,000. The Company's net capital ratio to aggregate indebtedness was 0.013 to 1.

SF Investments, Inc.

Notes to Financial Statements

Note 12.   Global Pandemic and Payroll Protection Loan

On April 24, 2020, the Company received proceeds in the amount of $293,911, under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The PPP Loan is evidenced by a promissory note, dated as of April 24, 2020, (the "Note"), between the Company, as Borrower, and First Bank of Highland Park, as Lender (the "Lender"). The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance. No payments of principal or interest are due during the six-month period beginning on the date of the Note (the "Deferral Period").

The Company received loan forgiveness from the Small Business Administration (SBA) for the entire loan on May 26, 2021.

Note 13.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.